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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM DD YY) AND ENDING 12/31/2019 (MM DD YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brock Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue - 16th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Brock — 212-209-3000 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Sobel & Company
(Name - if individual, state last, first, middle name)

293 Eisenhower Pkwy	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles L. Brock, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Brock Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Authorized Signatory

Subscribed and sworn to before me, this 27th day of February, 2020

Notary Public

On this day, 27th February 2020, Charles L. Brock before me came to me known to be the individual described in and who executed the foregoing instrument and acknowledged that s / he executed the same.

ALFONSO A FELIPE RIVERA
Notary Public, State of New York
No. 01FE6409887
Qualified in Bronx County
Commission Expires Nov 25 2023

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROCK SECURITIES LLC
REPORT PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2019

Contents

SOBEL & CO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Member
Brock Securities LLC

We have audited the financial statements of Brock Securities LLC ("Company") as of and for the year ended December 31, 2019, and have issued our report thereon dated February 25, 2020, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), contained on page 10, has been subjected to audit procedures performed in conjunction with the audit of Brock Securities LLC's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 25, 2020

BROCK SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2019

ASSETS

Cash		$ 190,265
Accounts receivable		9,000
Other assets		7,280
	Total Assets	$ 206,545

LIABILITIES AND MEMBER'S EQUITY

Accrued Expenses		$ 6,637
Due to Related parties		18,923
	Total Liabilities	25,560
Member's equity		180,985
Total Liabilities and Member's Equity		$ 206,545

The accompanying footnotes are an integral part of these financial statements.

BROCK SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTES TO FINANCIAL STATEMENTS:

NOTE 1 – ORGANIZATION AND OPERATIONS:

Brock Securities LLC (The "Company"), a limited liability company, was organized in the state of Delaware on July 13, 2002. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition

Adoption of New Accounting Standards: On January 1, 2018, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaced most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permitted the use of either a full retrospective or retrospective with cumulative effect transition method. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As of December 31, 2019 $9,000 was point in time and $133,337 was recognized over time.

Accounts Receivable

The Company recognizes revenue from placement fees, success fees and other service fees in the period they are earned and are reasonably assured as collectible. Accounts Receivable are reviewed periodically. The Company recognized $76,818 in bad debt expense at December 31, 2019. The Company's account receivable balance for the period was $9,000.

NOTE 3 - NET CAPITAL:

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $164,705 at December 31, 2019, which exceeds required net capital of $100,000 by $64,705.

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the information relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

NOTE 4 – SIGNIFICANT GROUP CONCENTRATION OF RISK:

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2019, there were no customer accounts having debit balances, which presented any risks, nor was there any exposure with any other transaction conducted with any other broker.

NOTE 5 – RELATED PARTY TRANSACTIONS:

The Company has an expense sharing agreement with the Parent to share the personnel, administrative service and use of office space related to the Company's operation. As of December 31, 2019, the Company owed the parent $18,923. During 2019, the Company incurred fees of $172,864.

NOTE 6 – PROVISIONS FOR INCOME TAXES:

The Company was organized as a sole member LLC and as such, no provision for federal and state taxes have been made since the Company in not a taxable entity. The member is liable for the taxes on the Company's income or loss.

FASB provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of the tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2019 management has determined that there are no material uncertain income tax positions.

NOTE 7 – RULE 15C3-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

NOTE 8 – CONCENTRATIONS:

During 2019, four engagements accounted for approximately 81% of the Company's revenue. The Company's accounts receivable balance of $9,000 was with one client.

NOTE 9 – COMMITMENTS and CONTINGENCIES:

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2019 or during the year then ended.

NOTE 10. - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On January 1, 2019, The Company adopted ASU 2016-02 Leases – (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The Company has elected not to recognize leases with terms of 12 months or less. This standard has had no impact on the Company's financial position and results of operations.

NOTE 11 – FUTURE OPERATIONS

The Company has experienced a net loss, negative operating and cash flows throughout the year ended December 31, 2019. The Company does not posses the liquidity required to fund the next twelve months of operations without additional revenue sources, member capital contributions or debt financing. The financial statements do not reflect any adjustments to reflect a liquidation basis. The Parent has made a commitment to provide necessary working capital to continue the operations of the Company. The Parent has pledged to do so for the immediate future.

NOTE 12 – SUBSEQUENT EVENTS:

The Company has evaluated all events or transactions that occurred after December 31, 2019 through February 25, 2020, which is the date that these financial statements were issued. During this period, there were no material subsequent events requiring disclosure.

BROCK SECURITIES LLC

DECEMBER 31, 2019